
02005882



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


RECEIVED
FEB 27 2002

| SEC FILE NUMBER |
|---|
| 8- 51874 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Veronis, Suhler & Associates LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue, 7th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Sinatra (CFO) (212) 935-4990
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, John R. Sinatra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veronis, Suhler & Associates LLC, as of December 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

FINOP

Title



Notary Public

DAVID J. LAZAR
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LA5069672
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES NOV. 25, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

# VERONIS, SUHLER & ASSOCIATES LLC

(A Subsidiary of Veronis, Suhler & Associates, Inc.)

Statements of Financial Condition

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
354
WASH, D.C.
SECTION



345 Park Avenue
New York, NY 10154

**Independent Auditors' Report**

The Board of Directors of
Veronis, Suhler & Associates LLC:

We have audited the accompanying statements of financial condition of Veronis, Suhler & Associates LLC (a subsidiary of Veronis, Suhler & Associates Inc.) (the "Company") as of December 31, 2001 and 2000. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Veronis, Suhler & Associates LLC at December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 9, 2002


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
354
WASH. D.C. SECTION



VERONIS, SUHLER & ASSOCIATES LLC
(A Subsidiary of Veronis, Suhler & Associates Inc.)

Statements of Financial Condition

December 31, 2001 and 2000

| **Assets** | | **2001** | **2000** |
|---|---|---|---|
| Cash and cash equivalents | $ | 1,095,858 | 1,680,007 |
| Trade receivables | | 70,000 | 4,018,333 |
| Other assets | | 1,730 | 509 |
| Total assets | $ | 1,167,588 | 5,698,849 |
| **Liabilities and Members' Equity** | | | |
| Liabilities: | | | |
| Due to affiliates | $ | 30,404 | 1,290,942 |
| Accounts payable and accrued expenses | | 299,764 | 945,757 |
| Commissions payable | | 14,000 | 293,667 |
| Total liabilities | | 344,168 | 2,530,366 |
| Members' equity: | | | |
| Contributed capital | | 750,000 | 750,000 |
| Retained earnings | | 73,420 | 2,418,483 |
| Total members' equity | | 823,420 | 3,168,483 |
| Total liabilities and members' equity | $ | 1,167,588 | 5,698,849 |

See accompanying notes to financial statements.

VERONIS, SUHLER & ASSOCIATES LLC
(A Subsidiary of Veronis, Suhler & Associates, Inc.)

Notes to Statements of Financial Condition

December 31, 2001 and 2000

## (1) Organization and Summary of Significant Accounting Principles

*Organization*

Veronis, Suhler & Associates LLC ("VS&A LLC" or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, and a wholly owned subsidiary of Veronis, Suhler & Associates, Inc. ("VS&A Inc." or the "Parent Company"). The Company was formed in Delaware on May 10, 1999, was capitalized on June 2, 1999, and commenced operations on January 5, 2000. VS&A LLC primarily engages in providing advisory services to various clients in the communications industry. The performance of the Company may be affected by economic developments within the communications industry.

Effective with regulatory approval in 2002, the Company will change its name to Veronis Suhler Stevenson LLC. VS&A Inc. will contribute all of its assets and business, including its ownership interest in the Company, into Veronis Suhler Stevenson Partners LLC, a new subsidiary limited liability company of the Parent Company.

*General*

VS&A LLC follows the accrual method of accounting. Transaction fees are generated from advisory services provided to clients relating to mergers and acquisitions, and are reported upon completion of the transaction.

*Use of Estimates*

The Company's statements of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statements of financial condition requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

## (2) Related Party Transactions

*Veronis, Suhler & Associates Inc.*

The Parent Company provides office space, accounting, research and certain other administrative services to VS&A LLC. In payment of such services, VS&A LLC remits to the Parent Company a service fee equal to a percentage of the investment banking fees earned by VS&A LLC. Effective September 1, 2001, the service fee percentage was increased from 30% to 40%. The service fee becomes payable solely upon collection of investment banking fees. As of December 31, 2001, VS&A LLC owed the Parent Company $23,000 in service fees, and this amount is included in the due to affiliates account.

## (3) Income Taxes

VS&A LLC is a single member LLC which is owned by an S Corporation parent company. As such, VS&A LLC does not have to file a separate tax return and is not subject to Federal or state income taxes.

## (4) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital, equal to 12.5% of aggregate indebtedness, as defined, during its first year of business, and 6.7% of aggregate indebtedness thereafter. As of December 31, 2001, the Company's net capital, required net capital and excess net capital were $767,273, $50,000 and $717,273, respectively.